SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 4Q16

summary

Page

Conference Call in Portuguese

March 29th
2:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8031

Conference Call in English

March 29th
2:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8031

Contact RI:

Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/elb/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Markets Department

Bruna Reis Arantes
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Mariana Lera de A. Cardoso

Intern:

Daniel Pinto Cabral Claudiano
Gleyzer Bruno de Souza

Introduction	02
I. Consolidated Income Analysis	05
II. Company Results Analysis	22
III. General information	26
IV. Attachment: Financial and Operating Information on Subsidiaries

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, and requests from protesters regarding the securities market on our Investor Relations website.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Rio de Janeiro, March 27, 2017 - Eletrobras (Centrais Elétricas Brasileiras SA) [BM & FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission and distribution, the Parent Company company of 14 subsidiaries, a holding company - Eletropar - a research center - Cepel and accounting for 50% of the capital Itaipu Binacional, announces its results for the period.

Eletrobras presented in 2016 a net profit assigned to controllers R$ 3,426 million, compared to a net loss of R$ 14,442 million recorded in 2015.

In the fourth quarter of 2016 (4Q16), the company presented a net loss in the amount of R$ 6,261 million, compared to a net loss assigned to controllers R$ 10,327 million in the fourth quarter of 2015 (4Q15).

2016 HIGHLIGHTS:

»       Accounting recognition related to RBSE with the following impacts: entry in the amount of R$ 28,601 million of the Transmission Return Rate Update revenue; Income Tax/Social Contribution (IRPJ/CSLL) provision for the recognition of the Basic Network of Existing System (RBSE) in the amount of R$ 9,724 million; and a net effect on the result of R$ 18,876 million;

»       Physical Aggregation of 1.465 MW in Power Generation installed capacity;

»       Physical Aggregation of 1.766 Km of Transmission Lines;

»       Net Operating Revenue in the amount of R$ 60,749 million;

»       Itaipu transfer negative in the amount of R$ 347 million;

»       CVA negative amount of R$ 339 million;

»       Provisions for contingency in the amount of R$ 3,994 million;

»       Provisions for the impairment and onerous contract of thermonuclear plant Angra III in the amount of R$ 2,886 million and R$ 1,350 million, respectively;

»       Other Impairments (Excluding Angra III) amounting to R$ 2,651 million;

»       Provision for onerous contracts (excluding Angra III) in the amount of R$ 844 million;

»       Provision for losses on investments in the amount of R$ 1,479 million;

»       Reversal of provision for Hydrological Risk in the amount of R$ 451 million;

»     Provision concerning the suspension of CDE / CCC payments, within the CDE budget of 2017 in the amount of R$ 742 million;

»       Investigation findings in the gross amount of R$ 302 million;

»       Negative Net Financial Results in the amount of R$ 5,929 million, impacted by the restatement regarding the compulsory loan processes in the amount of R$ 3,067 million;

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

»     Sum of the Losses of Distribution Companies in the amount of R $ 6,985 million, highlighting the loss of R$ 4,968 million of Amazonas Energia;

»     Management EBITDA in the amount of R$ 3,496 million;

»     Privatization of CEGL-D for a total amount of R$ 2.19 billion, with a premium of 28% in relation to the minimum price approved by the 166th Extraordinary Shareholders' Meeting of Eletrobras, and Eletrobras received the approximate amount of R$ 1.07 billion from Enel and the first offer to employees of R$ 0.5 million from the employees of CELG D who decided to exercise the right to purchase CELG D. However, there was no impact of the sale of CELG-D in the result of the period because it is a subsequent event.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

amounts in R$ million
2016	2015	%		4Q16	4Q15%
162	158	2%	Energy Sold - Generation GWh¹	29	25	17%
30	30	2%	Energy Sold - Distribution GWh	7,8	8,0	-3%
70,988	43,226	64%	Gross revenue	17,537	11,289	55%
32,513	32,032	2%	Management Gross Revenue ²	8,005	7,794	3%
60,749	32,589	86%	Net Operating Revenue	12,294	7,861	56%
25,981	25,131	3,4%	Management Net Operating Revenue ²	6,469	5,476	18%
19,797	-10,702	-285%	EBITDA	-4,783	-8,469	44%
3,496	2,621	33%	Management EBITDA³	784	121	550%
3,426	-14,442	-124%	Net income attributable to controlling	-6,261	-10,327	39%
-118	-705	-83%	Management Net Income[4]	696	-796	-187%
8,711	10,394	-16%	Investments	1,941	4,013	-52%

(1)    Does not consider the energy allocated for quotas, from the plants renewed by Law 12.783 / 2013;

(2)    Excludes CELG D and Construction Revenue and Transmission Revenue from RBSE;

(3)    Excludes (2) and expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment, ANEEL CCC provision, Provision for losses on investments, Provision for Hydrological Risk, Equity interests (RBSE CTEEP and SPE Research)

(4)    Excludes (3) and monetary adjustment to compulsory and provision for Income Tax referring to RBSE.

4Q16 HIGHLIGHTS:

»    IR Ombudsman launch;

»     Accounting update referring to the RBSE with the following impacts: launching in the revenue of the Transmission Return Rate in the amount of R$ 1,291 million; Provision for IRPJ / CSLL referring to RBSE's recognition of R$ 439 million; And a net effect on income of R$ 851 million;

»    Net Operating Revenue in the amount of R$ 12,294 million;

»    Negative Itaipu Transfer in the amount of R$ 163 million;

»    CVA negative in the amount of R$ 303 million;

»    Provisions for contingency in the amount of R$ 1,208 million;

»    Impairment in the net amount of R$ 2,926 million;

»    Provision for Losses on Investments in the amount of R$ 1,479 million;

»    Provision for onerous contracts in the amount of R$ 1,061 million;

»     Provision concerning the suspension of CDE / CCC payments, within the CDE budget of 2017, in the amount of R$ 742 million;

»    Reversal of provision for Hydrological Risk in the amount of R$ 451 million;

»    Negative Net Financial Results in the amount of R$ 1,863 million, impacted by the restatement regarding the compulsory loan processes in the amount R$ 1,904 million;

»     Consolidation of CELG D, since the purchase and sale agreement was only signed in February 2017, and therefore deconsolidation should occur in 1Q17.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

I.             ANALYSIS OF CONSOLIDATED INCOME (R$ million)

2016	2015	CONSOLIDATED	4Q16	3Q16	4Q15
12,886	12,310	Generation - Sale	3,020	3,486	2,966
2,946	3,572	Generation - Supply	788	783	871
1,242	1,812	Generation - CCEE (short term)	315	307	-209
2,179	1,883	Generation - Operating Income and Maintenance	583	572	487
41	148	Generation - Construction Revenue	-61	98	-42
-347	234	Return Rate Updates- Generation	-163	-47	170
2,976	2,696	Generation - Itaipu Transfer(see II.3.a)	745	763	714
1,175	2,078	Transmission - Operating Income and Maintenance	239	150	911
29,406	838	Transmission - Construction Revenue	1,518	1,718	235
15,208	14,835	Transmission - Return Rate Updates	8,743	2,124	4,577
1,166	1,012	Distribution - Supply and Sale	571	222	391
-339	324	Distribution - Construction Revenue	-303	-197	-339
2,450	1,484	Distribution - CVA and other Financial Components	1,541	367	557
70,988	43,226	Other Revenues	17,537	10,345	11,289
12,886	12,310	Gross revenue	-5,243	-1,737	-3,429
-10,239	-10,637	Revenue Deductions	12,294	8,608	7,861
60,749	32,589	Net Operating Revenue	-4,304	-2,362	-1,793
-11,264	-10,766	Energy purchased for resale	-573	-425	-432
-1,805	-1,738	Charges on use of electric network	36	-315	14
-760	-1,250	Fuel for electricity production	-749	-470	-1,260
-2,382	-3,238	Construction	6,703	5,036	4,389
44,538	15,597	Gross Revenue	-4,432	-2,891	-3,747
-12,768	-11,842	Personnel, Materials, Services and Other	-92	-79	-67
-363	-349	Remuneration and compensation	-516	-443	-493
-1,844	-1,843	Depreciation and amortization	-7,587	-549	-9,392
-14,724	-14,639	Provisions / Operating Reversals	-5,923	863	-9,309
14,839	-13,076	Operating Income before Shareholdings	625	1,931	347
3,114	531	Shareholdings	-5,299	2,794	-8,963
17,953	-12,545	Income before Financial Result	726	622	785
2,241	2,251	Interest and Financial Investment Revenue	-1,648	45	1,592
-1,600	2,403	Net Restatement	476	24	-88
138	33	Net Exchange Variation	-1,538	-1,847	-2,807
-6,376	-6,340	Debt charges	-92	-56	-11
-201	-41	Shareholders Resource Charges	0	0	-880
0	115	Compensation of Indemnifications - Law 12.783 / 13	212	-277	-277
-131	-120	Other financial results	-7,162	1,305	-10,649
12,024	-14,244	Income before Tax and Social Contribution	904	-430	211
-8,511	-710	Income Tax and Social Contribution	-6,258	875	-10,438
3,513	-14,954	Net Income / Loss for the period	3	12	-111
87	-512	Participation attributed to Non-Controlling	3	12	-111
3,426	-14,442	Net Income / Loss attributable to Controlling	-6,261	863	-10,327

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

2016	2015	Management * Statement of Income	4Q16	4Q15
18,905	19,811	Generation Revenue	4,544	4,286
3,781	3,534	Transmission revenue	971	949
7,814	7,509	Distribution revenue	1,385	2,496
2,014	1,179	Other Revenues	1,105	435
32,513	32,032	Management Gross Revenue	8,005	8,166
-6,532	-6,900	Revenue Deductions	-1,536	-2,574
25,981	25,131	Management Net Operating Revenue	6,469	5,592
-11,238	-10,642	Operating costs	-2,250	-1,539
-11,277	-10,836	Personnel, Materials, Services and Other	-3,363	-3,484
-1,844	-1,668	Depreciation and Amortization	-516	-461
-1,210	-1,430	Operating Provisions	-604	-878
-363	-135	Other operating expenses	-92	147
50	421		-357	-622
1,602	531	Equity Interests	625	347
1,652	953		268	-275
-2,983	-947	Financial Result**	-915	-731
-1,331	5	Management Income before tax	-647	-1,007
1,213	-710	Income tax and social contribution	1,343	211
-118	-705	Management Net Income	696	-796

* Excludes results CELG D, with construction revenues and expenses, transmission revenue with RBSE, expenditure on independent research, findings of the investigation, impairment, Onerous contracts, provisions for contingencies, CCC ANEEL provision, Provision for Hydrological Risk, provision for losses on investments, the result of CTEEP's shareholdings that were impacted by the RBSE and research in the SPES, monetary restatement of compulsory loans and provision for income tax / social contribution on RBSE.

12/31/2016
RESULTS BY SEGMENT		Generation		Transmission
	Management Operation	Operation	O&M	Operation	O&M	Distribution	Eliminations	Total
Net Operating Revenue	177	16,085	1,626	1,604	31,952	11,592	(2,287)	60,749
Operating Costs and Expenses	(16,364)	(18,554)	(2,559)	(2,517)	(4,843)	(15,572)	14,498	(45,909)
Oper Result. Before Financial Results	(16,187)	(2,469)	(932)	(913)	27,109	(3,980)	12,212	14,839
Financial Result	(979)	(1,744)	(619)	(179)	307	(2,658)	(56)	(5,929)
Equity Result	21,160	-	-	-	-	-	(18,046)	3,114
Income Tax and Social Contribution	(68)	533	166	(167)	(8,974)	-	-	(8,511)
Net Income (Loss) for the period	3,927	(3,681)	(1,386)	(1,259)	18,442	(6,639)	(5,891)	3,513
EBITDA	5,026	(1,077)	(881)	(868)	27,132	(3,700)	(3,991)	19,797
EBITDA Margin	2833%	-7%	-54%	-54%	85%	-32%	175%	33%

12/31/2015
RESULTS BY SEGMENT		Generation		Transmission
	Management Operation	Operation	O&M	Operation	O&M	Distribution	Eliminations	Total
Net Operating Revenue	348	15,375	1,748	1,839	3,826	11,471	(2,018)	32,589
Operating Costs and Expenses	(11,819)	(18,877)	(1,587)	(3,254)	(4,008)	(13,604)	7,484	(45,665)
Oper Result. Before Financial Results	(11,471)	(3,503)	161	(1,415)	(182)	(2,133)	5,467	(13,076)
Financial Result	3,959	(1,281)	(657)	(573)	(241)	(2,832)	(74)	(1,699)
Equity Result	(6,092)	-	-	-	-	-	6,623	531
Income Tax and Social Contribution	(871)	(127)	0	257	20	11	-	(710)
Net Income (Loss) for the period	(14,475)	(4,911)	(496)	(1,731)	(404)	(4,954)	12,016	(14,954)
EBITDA	(16,319)	(3,473)	218	(1,413)	284	(291)	12,090	(10,702)
EBITDA Margin	-4689%	-23%	12%	-77%	7%	-3%	-599%	-33%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

I.1 Main Statements of Income variations

Variations of DRE (2016 x 2015)

The 2016 income records an  increase by 124% relative to 2015, with a net income attributed to the controlling in the amount of R$ 3,426 million in 2016, compared to a net loss attributable to controlling in the amount of R$ 14,442 million in 2015.

The Management Income in 2016 increased from a Management net loss in the amount of R$ 705 million in 2015, compared to a Management net loss in the amount of R$ 118 million in 2016.

Operating Income

Net Management Operating Revenue, amounting to R$ 25,981 million presented, in 2016, an increase by 3.4% compared to 2015, when it was recorded in the amount of R$ 25,131 million.

Net Operating Revenue, in the amount of R$ 60,749 million,  presented, in 2016, a increase by 86.4% compared to 2015, when it was recorded in the amount of R$ 32,589 million. In the analysis by segments, reported in the IFRS, we present the following highlights:

»             Generation revenues decreased by 5.1%, from R$ 19,959 million in 2015 to R$ 18,947 million in 2016. The sale of energy in the spot market decreased from R$ 1,812million in 2015 to R$ 1,242 million in 2016, due mainly to the reduction of the Differences Settlement Price (PLD) in 2016. Supply revenue also presented a 18% reduction, from R$ 3,572 million in 2015 to R$ 2,946 million in 2016, mainly due to the (i) effect of the changes in the conditions contracted by Chesf for the supply to Northeastern industries, as established by Law No. 13,182/2015, which established, on the occasion of the extension of the Sobradinho HPP Concession, and consequently the signature of the additives to contracts with industrial consumers, the application of an additional tariff adjustment, which was only exceptionally effective during the second half of 2015; and (ii) effect of the unbundling of Amazonas Energia, since the electricity sold from the generation assets, which was previously classified as a supply within the Amazonas D, began to be recorded in the Supply Account at Amazon GT, excluding effect on the outcome consolidated 2016 due to the consolidation of Eletrobras; and (iii) Sales of contracts with Albras and South 32 (former BHP Billiton), Eletronorte whose contracts are influenced by exchange rate volatility, aluminum price in the international market (LME). Supply revenue increased from R$ 12,310 million in 2015 to R$ 12,886 million in 2016, driven by revenue growth in the subsidiary Eletronuclear, due to the update of contracted revenue in 2016 (pursuant to RH ANEEL 2,006) for Angra 1 and 2 and the positive balance for the variable portion of these plants. The total volume of energy sold by Eletrobras companies increased from 158 TWh in 2015 to 162 TWh in 2016. Revenues from operation and maintenance of power plants modernized pursuant to Law 12,783/2013 increased from R$ 1,883 million in 2015 to R$ 2,179 million in 2016, influenced mainly by the annual adjustment of RAG, which occurred in July 2016. Construction revenue decreased from R$ 148 million in 2015 to R$ 41 million in 2016, but excluding effect on the result since it equivalent value at the cost of construction. Itaipu transfer decreased from a positive amount of R$ 234 million in 2015 to a loss by R$ 347 million in 2016, influenced by the effects of

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

the dollar's variation on monetary adjustment based on the American indices Commercial Price and Industrial goods (details on the Itaipu effect on item II.2).

»             Transmission Revenues increased by 498%, from R$ 5,611 million in 2015 to R$ 33,557 million in 2016, influenced mainly by the effect of Ordinance No. 120, of April 20, 2016, issued by the Ministry of Mines and Energy, which established the terms of payment and remuneration on the RBSE, allowing the accounting record of the credit with an impact on transmission revenue, in the transmission return rate updates account, in the amount of R$ 28,601 million. Transmission revenues, excluding the effects of accounting for RBSE and construction revenues, would have decreased by 11.7% influenced mainly by the decrease in construction revenue, which decreased from R$ 2,078 million in 2015 to R$ 1,175 million in 2016, but excluding effect on the result, since it has equivalent amount recorded as construction cost. Operation and Maintenance Revenues of modernized and non modernized transmission lines increased from R$ 2,696 million in 2015 to R$ 2,976 million in 2016, influenced mainly by the annual RAP review. Excluding revenues from RBSE, the revenue from transmission investment return would decrease from R$ 838 million in 2015 to 805 million in 2016 due to the lower volume of investments in the period. Operation and Maintenance Revenues from modernized and non modernized transmission lines increased from R$ 2,696 million in 2015 to R$ 2,976 million in 2016, influenced mainly by the annual RAP review.

»              Distribution Segment Revenue decreased by 0.8%, from R$ 16,171 million in 2015 to R$ 16,034 million in 2016. This reduction is due mainly to reduced income from CVA, which decreased from R$ 324 million (revenue) in 2015 to R$ 339 million (expense) in 2016, due mainly to the due constitution parcel calculation, affected by over contracting and the difference between the price considered for the average ACR in tariffs and the average price of energy purchase contracts during the year 2016, highlighting the subsidiaries CELG-D, Amazonas Energia and Ceal. Supply revenues increased by 2.5%, from R$ 14,835 million in 2015 to R$ 15,208 million in 201 in function of the tariff readjustments. The amount of energy sold decreased from 29.7 TWh in 2015 to 29.0 TWh in 2016. Construction revenue increased from R$ 1,012 millionIn 2015 to R$ 1,166 million in 2016, but excluding effect on the outcome as it has equivalent amount recorded as construction cost.

CVA and Other Financial components	2016	2015
ED Acre	18	20
ED Alagoas	-153	-92
Amazonas Distribuição de Energia S.A.	-129	-1
ED Piauí	67	43
ED Rondônia	162	-151
ED Roraima	-9	1
CELG-D	-296	504
TOTAL CVA and Other Financial components	(339)	324

Other Revenues grew by 65%, from R$ 1,484 million in 2015 to R$ 2,450 million in 2016, mainly due to the reclassification of Distribution Revenues - TUSD in the subsidiary CEPISA.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Operating costs

Management Operating increased by 6%, from an amount of R$ 10,642 million in 2015 to an amount of R$ 11,238 in 2016, according to the following table:

	2016	2015
Operational costs	-16.211	-16.992
Construction	2.382	3.238
CELG D	2.592	3.112
Operational Costs Managerial	-11.238	-10.642

In the analysis of the reported IFRS , we present the following highlights:

Operating costs decreased by 4.6%, from an amount of R$ 16,992 million in 2015 to an amount R$ 16,211 million in 2016.

- Electricity Purchased for Resale increased by 4.6%, from R$ 10,766 million in 2015 to R$ 11,264 million in 2016 influenced mainly by the energy purchased for Proinfa. Of the total the energy purchased for resale, R$ 4,001 million refer to purchased by Holding and the generation companies (excluding the transactions between the companies controlled by Eletrobras), in particular to comply with the PPA agreements entered into under Project Finance of SPEs in which Eletrobras Companies has an equity interest highlighting the energy purchased from Teles Pires and Jirau in 2016. The energy purchased for resale by distributors, in the amount of R$ 7,263 million, was strongly influenced by the interruption of gas supplies for the thermal plant Aparecida in the northern region.

- An increase by 3.9% was recorded in the Use of Network account: and expense in the amount of R$ 1,738 million in 2015, compared to an expense in the amount of R$ 1,805 million in 2016, influenced by the entry into operation of wind power plants.

- The Fuel for Electricity Production account recorded a 39% reduction: an expense in the amount of R$ 1,250 million was recorded in 2015, compared to an expense in the amount of R$ 760 million in 2016, mainly due for the Aparecida UTE interruption of gas supply to Amazonas Energia, the deactivation of some Amazonas Energias’ plants that operated with fuel and decreased generation in thermal power plants of Eletrobras companies in 2016, especially UTE Santa Cruz, UTE Roberto Silveira and UTE UTE Aparecida and Mauá (Block III).

Operating expenses

Operating expenses, in the managerial view, increased by 4,4%, from R$ 14,068 million in 2015 to R$ 14,693 million in 2016, according to the following table:

	2016	2015
Operational expenses	-29,699	-28,673
CELG D	-1,008	-1,251
Independent Research	-291	-366
Research Findings	-211	-06
Contingencies	-3,994	-7,084
Onerous contracts	-2,194	-366
Impairment	-5,537	-5,842
Provision ANEEL - CCC	-742	0
Provision / (Reversal) for Losses on Investments	-1,479	611
Hydrological Risk	451	-451
Retirement Plan fo Eletromuclear of 2015	0	-214
Operating Expenses Managerial	-14,693	-14,068

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

In the analysis of the reported IFRS, we present the following highlights:

Operating Expenses increased by 3,4%, from R$ 28,673 million in 2015 to R$ 29,699 million in 2016.

- In 2016, the sum of Personnel, Materials, Services And Other (PMSO) accounts increased by 12,76% from R$ 11,842 million in 2015 to R$ 12,768 million in 2016.

The Personnel account increased by 9.1%, from R$ 6,005 million in 2015 to R$ 6,549 million in 2016, influenced by the collective labor agreements in 2016, of about 9% and also for the expenses of Eletronorte arising from the termination of the injunction (R$ 49 million) and the administrative agreement of uninterrupted shift of relay (R$ 38 million). The Services account increased by 9.9%, from R$ 3,172 million in 2015 to R$ 3,485 million in 2016, due mainly to expenses for internal independent investigation in the amount of R$ 291 million in 2016. The Materials account increased by 3.5%, from R$ 318 million in 2015 to R$ 330 million in 2016, with an increase in expenses due to the paralysis of Angra 3's work, partially offset by the reduction in CGTEE's lime costs. The Other Expenses account increased by 2,5%, from R$ 2,347 million in 2015 to R$ 2,405 million in 2016, impacted by the recording of "investigation findings" in the amount of R$ 211 million.

PMSO	2016	2015	Variation
Personnel	-6,549	-6,005	9.1%
Materials	-330	-318	3.5%
Services	-3,485	-3,172	9.9%
internal investigation expenses	-291	-6	4633.1%
Other	-2.405	-2.347	2,5%
Donations and contributions	-219	-215	2,0%
Investigation findings	-211	0	100,0%
Other operating expenses	-1,974	-2,132	7,4%
TOTAL PMSO	-12,768	-11,842	7,8%
TOTAL Management PMSO *	-11,277	-10,642	6,0%

PMSO by Segment	2016	2015	%
Management	-1,559	-1,542	1,1%
Generation – Operation	-3,206	-3,115	2,9%
Generation - O&M	-806	-585	37,8%
Transmission - Operation	-737	-982	-25,0%
Transmission - O&M	-2,970	-2,461	20,7%
Distribution	-3,580	-3,435	4,2%
Eliminations	88	277	-68,2%
Total	-12,769	-11,842	7,8%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

As mentioned above, operating expenses were influenced by the outcome of the independent investigation conducted by Hogan Lovells, in the gross amount of R$ 300 million and the net amount of R$ 211 million in the account other operating expenses, considering that there was a reversal of impairment previously recorded on certain projects, which have been recorded in the 3Q16 as expenses, as shown the table below, and the recording of the findings of SPE Norte Energia (SHU Belo Monte) was recorded in the equity interest account. It is worth highlighting that, in the 2014 and 2015 20F Forms, these findings were recorded at different times (namely, US$ 4 million in the 2014 20F and R$ 154 million in the 2015 20F), whereas the amounts resulting from the independent investigation were recorded in each issue of its location in the financial statement that was open. For the purpose of statement filing with the CVM, the amounts were fully recorded in the 3Q16.

Adjustments	12/31/2016
Investigation Findings	-303
Angra 3	-141
Simplicio	-3
Maua 3	-67
Equity – SPE (Norte Energia)	-91
Reversal of Impairment	144
Angra 3	142
Simplicio	3
Total Adjustments	-158

- Operating provisions decreased from R$ 14,639 million in 2015 to R$ 14,724 million in 2016. In 2016, operating provisions were influenced mainly by impairment in the amount of R$ 5,537 million in the generation and transmission companies and the provision for onerous contract in the amount of R$ 2,194 million, the largest impact related mainly to the development of the Angra 3 nuclear power plant (see Item I.3). Another significant impact is the provision for contingencies in the amount of R$ 3,994 million, caused mainly by the provision relating to court proceedings involving the compulsory loan in the amount of R$ 2,065 million, provision for civil lawsuits filed by independent producers against Amazonas D, in the amount of R$ 400 million; provision related to the lawsuit filed by the KFW Bank, approximately in the amount of R$ 235 million, related to a guarantee not recognized by CGTEE (See Note 30 of the consolidated financial statements); and Provision referring to Pará Tax charged from Eletronorte (R$ 346 million).  Eletrobras also recorded provision for losses on investments in the amount of R$ 1,479 million (highlight to impairments applied to SPEs under the investor's perspective at Belo Monte Transmissora, SINOP, Manuas Transmissora, Norte Brasil Transmissora) and a provision in the amount of R$ 742 million, relating to credits owed by the CDE /CCC, due to the issuing of Resolution No. 2202, which approved the CDE, but suspending the payment of a relevant portion of these credits until Aneel has completed its inspection (see Note 1 to this Report)  There was also the reversal of the provision for Hydrological Risk due to the renegotiation of the hydrological risk held in 2015, by Eletronorte, amounting to R$ 451 million. We also highlight the allowance for loan losses of R$ 334 million, impacted by the reversal of Ceal's (R$ 57 million) and Cepisa (R$ 91 million) PCLD due to repricing with class customers Public service, and the creation of PCLD by Amazonas D (R$ 205 million).

R$ million
Consolidated	2016	2015
Guarantees	30	30
Contingencies ¹	3,994	7,084
Allowance - Consumers and Resellers	334	643
Allowance for loan losses - Loans and Financing	17	16
Unsecured Liabilities in Subsidiaries	0	0
Onerous contracts	2,194	366
Provision / (Reversal) for losses on investments	1,479	-611
Impairment	5,537	5,991
ANEEL-CCC Provision	742	0
Adjustment to Market Value	0	67
BRR Impairment	0	-149
Hydrological Risk	-451	451
Other	847	750
	14,724	14,639

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Note: Negative values in the table above indicate reversals of provisions.

Shareholdings

- Shareholdings increased by 486% resulting from the accounting of a positive amount of R$ 531 million in 2015, to a positive amount R$ 3,114 million in 2016, with a highlight on the recognition of RBSE by the related company CTEEP, with an impact on the Eletrobras equity in the amount of R$ 1,603 million, partially offset by the decrease resulting from the research findings at SPE Belo Monte (R$ 91 million).

Financial Result

- The Net Financial Result increased from a net expense of R$ 1,699 million in 2015 to a net expense of R$ 5,929 million in 2016. This variation is mainly the net monetary adjustment account, which decreased 164%, from a revenue of R$ 2,403 million in 2015 to an expense of R$ 1,600 million in 2016, mainly due to the accounting for the monetary restatement of the lawsuits Of compulsory loan, in the amount of R$ 3,067 million in 2016. In addition, the financial result was influenced by the monetary restatement of the charges related to the fuel suppliers of the isolated system, including the debt renegotiated with Petrobras / Br Distribuidora, in 2014, especially the debt of Amazonas D. In addition, the financial result was influenced by the monetary adjustment of the charges related to the fuel suppliers of the isolated system, including the debt renegotiated with Petrobras/Br Distribuidora, in 2014, especially the debt from Amazonas D. In addition, in 2015, full interest and monetary restatement related to the 1st tranche of credits related to the non-depreciated and undepreciated assets of the concessions renewed by Law No. 12,783 / 2013, reflected in the compensation account due to the Payment of the tranche. The financial result was also impacted by the exchange rate, which increased from a net revenue of R$ 33 million in 2015 for a net revenue of R$ 138 million in 2016, due to the dollar variation in the period.

Income tax and Social Contribution

The provision for income tax and social contribution increased from an expense of R$ 710 million in 2015 to an expense of R$ 8,511 million in the 2016, influenced by the increase in deferred taxes, mainly due

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

to the effect of accounting for the Basic Network Existing System (RBSE). The Provision for RBSE was R$ 9,724 million.

		R$ million
Consolidated	2016	2015
Current Income Tax and Social Contribution	619	547
Deferred Income Tax and Social Contribution	7,892	163

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Variations of the Statements (4Q16 x 4Q15)

Management Income for the 4Q16 recorded a 187%, when it obtained a managerial profit of R $ 802 million, compared to the managerial loss in relation to the R$ 796 million in 4Q15.

In the 4Q16 IFRS result, Eletrobras recorded a net loss attributable to controlling in the amount of R$ 6,261 million, compared to a net loss attributed to controlling in the amount of R$ 10,327 million in the 4Q15.

Operating Income

Net Management Operating Revenue, amounting to R$ 6,469 million increased by 18% in the 4Q16, compared to 4Q15, when it was recorded in the amount of R$ 5,592 million.

Net Operating Revenue, in the amount of R$ 12,294, increased by 56% in the 4Q16, relative to4Q15, when it was recorded in the amount of R$ 7,861 million. In the analysis by segments, we present the following highlights:

»     Generation revenues increased by 5.6%, from R$ 4,244 million in the 4Q15 to R$ 4,482 million in the 4Q16.

»     This increase was mainly influenced by the increase of the short-term energy sales revenue (CCEE), which went from R$ 209 million (negative) in 4Q15, to R$ 307 million (positive) in 4Q16,  reflecting the rectification of the 2015 revenue in the subsidiary Amazonas Energia in the face of problems related to measurement and other technical issues. The Supply revenue increase from R$ 2,966 million in the 4Q15 to R$ 3,514 million in the 4Q16. Sales revenues decreased by 9%, from R$ 788 million in the 4Q15 to R$ 293 million in the 4Q16, influenced by changes in contractual conditions for the sale to Northeastern industries by Chesf, as established by Law No. 13,182 / 2015. Operations and Maintenance revenue from plants modernized pursuant to Law 12.783/2013 increased from R$ 487 million in the 4Q15 to R$ 583 million in the 4Q16, mainly influenced by the annual adjustment of RAG, which occurred in July 2016. The Itaipu Transfer decreased from a positive amount of R$ 170 million in the 4Q15 to a negative amount of 163 million in the 4Q16, influenced by the effects of the dollar's variation on monetary adjustment based on the American price indices Commercial Price and Industrial Goods. The total volume of energy sold by Eletrobras companies increased from 25.0 TWh in the 4Q15 to 29.3 TWh in the 4Q16. There was also a reduction in Construction Revenue from R$ 42 million (negative) in 4Q15 to R$ 61 million (negative) in 4Q16, but has no effect on 4Q16 result, since it has an equivalent amount recorded at cost of construction

»     Transmission Revenues increased by 34.5%, from R$ 1,859 million in the 4Q15 to R$ 2,502 million in the 4Q16, influenced mainly by the effect of Ordinance No. 120, of April 20, 2016, issued by the Ministry of Mines and Energy, which established the terms for the payment and remuneration on the Basic Network of Existing System (RBSE), allowing the accounting record of said credit, with an impact on transmission revenue, in the Transmission return rates update account in the amount of R$ 1,291 million. Excluding the effects of RBSE accounting and transmission construction revenue, the transmission revenues would have decreased by 35%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

influenced by construction revenue wich decreased from R$ 911 in the 4Q15 to R$ 239 million to the 4Q16, with no effect to the result, as it has equivalent amount recorded as cost of construction. Excluding RBSE, the revenue from return rates update would decrease by 3%, from R$ 235 million in the 4Q15 to R$ 227 million in the 4Q16. Revenue from Operations and Maintenance of modernized (O & M regime) and non modernized (Operating regime) transmission lines increased by 4%, from R$ 714 million in the 4Q15 to R$ 745 million in the 4Q16, due to the annual adjustment, partially offset by the anticipation of variable revenues and installments in the year 2015. In 2016, in addition to not having anticipated revenue, there were variable returns.

»     Distribution segment revenues increased by 95%, from R$ 4,629 million in the 4Q15 to R$ 9,012 million in the 4Q16, due to the consolidation  of CELG-D in the 4Q16. Excluding the revenues from CELG-D, distribution revenues would decrease by 33%. Supply revenue (excluding CELG-D), decreased by 45%, mainly influenced by the reduction in revenues due to tariff flag change, to negative adjustments in some distribution companies and to the downturn in the economy. There was also a reduction by 11% in CVA and other financial components, which decreased from a net income of R$ 339 million in the 4Q15 to a net expense of R$ 303 million in the 4Q16. Construction revenue increased from R$ 391 million in the 4Q15 to R$ 571 million in the 4Q16, but with no effect on the result as it has equivalent amount recorded as cost of construction. The amount of energy sold decreased from 8.0 TWh in the 4Q15 to 7.8 TWh in the 4Q16.

CVA and Other Financial components	4Q16	4Q15
ED Acre	-3	0
ED Alagoas	23	-206
Amazonas Distribuição de Energia S.A.	10	-40
ED Piauí	97	11
ED Rondônia	-124	-183
ED Roraima	-9	1
Celg-D	-296	78
TOTAL CVA and Other Financial components	(303)	(339)

Operating Costs

Management Operating costs, amounting to R$ 2,250 million, increased by 59% in the 4Q16, compared to 4Q15, when R$ 1,415 million were recorded.

	2016	2015
Operational Costs	-5,591	-3,471
Construction	749	1,260
CELG D	2,592	673
Operation Costs Managerial	-2,250	-1,539

Operating costs, in the IFRS view, increased by 53%, from R$ 3,471 million in the 4Q15 to R$ 5,591 million in the 4Q16. In the analysis, we present the following highlights:

- Electricity purchased for resale increased by 140%, from R$ 1,793 million in the 4Q15 to R$ 4,304 million in the 4Q16, by the retroactive accounting of CELG-D. Excluding CELG-D, Electricity purchased for

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

resale would have increased by 82%, from R$ 1,042 million in the 4Q15 to R$ 1,898 million in the 4Q16. This result was mainly influenced due to the interruption of the gas supply to the Aparecida UTE in the north of the country, responsible for the generation of energy to supply demand from Amazonas D; Due to the significant change in the average ACR from R$ 192.61 / MWh in 2015 to R$ 295.10 / MWh in 2016, as established by Aneel, since this is established by ANEEL with annual validity and is used as a cost restrictor to be trasnfered to the consumer tariff, whichever is above is covered through CCC / CDE subsidy, or system service charge; increase in Ceron's reserve power costs, whose contracting mechanism was created to increase the security of electricity supply of the National Interconnected System (SIN). In addition, in 4Q15, there was an atypical effect, which did not occur in 2016, as some generation subsidiaries registered the effects of the Hydrological Risk Repactuation Adjustment Factor (GSF), in the amount of R$ 430 million, as a rectification of the cost of the electricity purchased for resale, reducing in that amount the cost of energy purchased for resale in 4Q15.

- The fuel for electricity production account recorded in the 4Q15, a net income of R$ 14 million, while in the 4Q16 it recorded revenues in the amount of R$ 36 million. The result of the 4Q15 was impacted by the ANEEL resolution 679/2015, issued in September, which modified the criteria for refund of fuel in order to reduce the time of receipt of these funds by the supplier. These results were impacted by ANEEL's resolution 679/2015, issued in September, which changed the fuel reimbursement criterion, in order to reduce the supplier's term of receipt of these resources;  and the interruption of fuel gas supply to Aparecida UTE, the deactivation of some Amazonas Energia plants that operated with fuel and the decrease of the generation in the thermal plants of the Eletrobras companies in 2016, in particular UTE Santa Cruz, UTE Roberto Silveira and UTE Aparecida And UTE Mauá (Block III)

Operating Expenses

Management Operating expenses, amounting to R$ 4,575 million, increased in the 4Q16 by 2% compared to the 4Q15, when they were recorded in the amount of R$ 4,676 million.

	2016	2015
Operational expenses	-12,627	-13,699
CELG D	-1,008	-433
Independent Research	-80	-604
Research Findings	0	-2,457
Contingencies	-1,208	-5,539
Onerous contracts	-1,061	-604
Impairment	-2,926	-2,457
Provision ANEEL - CCC	-742	0
Provision / (Reversal) for Losses on Investments	-1,479	681
Hydrological Risk	451	-451
PID	0	-214
Operating Expenses Managerial	-4,575	-4,676

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Operating expenses, in the IFRS view, decreased by 7,8%, from R$ 13,699 million in the 4Q15 to R$ 12,627 million in the 4Q16. In the analysis, we present the following highlights:

- In the 4Q16, the sum of Personnel, Materials, Services and Other (PMSO) accounts increased by 18,3%, from R$ 3,747 million in the 4Q15 to R$ 4,432 million in the 4Q16, influenced by the retroactive accounting effect of CELG D to early 2016. Excluding CELG-D, the Personnel account would have increased by 15.7%, from R$ 1,554 million in the 4Q15 to R$ 1,797 million in the 4Q16, mainly influenced by the adjustment of the 2016-2017 collective labor agreement around 9%. The Materials account, excluding CELG-D, would have increased by 15,5%, from R$ 81 million in the 4Q15 to R$ 94 million in the 4Q16. Excluding CELG-D and expenditures on internal independent research (which totaled R$ 80 million), the Services account would have decreased by 4,3%, from R$ 969  million in the 4Q15 to R$ 927 million in the 4Q16, influenced by the annual adjustment of the contracts. The Other operating expenses account, excluding CELG-D, would have decreased by 25,2%, from R$ 871 million in the 4Q15 to R$ 546 million in the 4Q16.

	4Q16	4Q15	4Q16 excluding CELG D	4Q15 excluding CELG D	(%) including CELG D	(%) Excluding CELG D
Personnel	-2,147	-1,653	-1,797	-1,554	29.9%	15.7%
Materials	-111	-87	-94	-81	27.5%	15.5%
Services	-1,493	-1,096	-1,007	-975	36.2%	3.3%
internal investigation	-80	-6	-80	-6	1264.2%	1264.2%
Other	-681	-911	-546	-871	-25.2%	-37.3%
Donations and contributions	-53	-71	-53	-71	-25.3%	-25.3%
Other operating expenses	-628	-840	-493	-800	-25.2%	-38.4%
TOTAL PMSO	-4,432	-3,747	-3,443	-3,480	18.3%	-1.1%

- Operating provisions increased from R$ 9,392 million in the 4Q15 to a provision of R$ 7,587 million in the 4Q16. In the 4Q16, operating provisions were influenced mainly by the Judicial Provision for Contingencies in the amount of R$ 1,208 million, with emphasis on the actions filed by the PIEs against Amazonas D and the action of KFW Bank against CGTEE and (See analysis of financial statements of 2016). Operating Provisions were also strongly influenced by impairment in the amount of R$ 2.926 million, the provision for onerous contract in the amount of R$ 564 million, the provision for losses on investments amounting to R$ 1,479 million (related to impairments on SPEs under the investor's perspective) and by the provision of credits suspended by ANEEL related to CCC, within the scope of the CDE 2017 budget (See Note 1 to the Report and 3 of the Financial Statements), in the amount of R$ 742 million.  The provisions were partially offset by the reversal of the provision for Hydrological risk in the amount of R$ 451 million in the subsidiary Eletronorte.

R$ million
Consolidated	4Q16	4Q15
Guarantees	1	13
Contingencies	1,208	5,539
Allowance - Consumers and Resellers	-21	319
Allowance for loan losses - Loans and Financing	4	4
Unsecured Liabilities in Subsidiaries	0	0
Onerous Contracts	1,061	604
Provision/(Reversal) for losses on investments	1,479	-681
Impairment	2,926	2,606
CCC ANEEL Provision	742	0
Adjustment to Market Value	0	6
BRR Impairment	0	-149
Hydrological risk	-451	451
Other	638	679
	7,587	9,392

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Note: Negative values in the table above indicate reversals of provisions.

Shareholdings

- Shareholdings recorded a positive amount of R$ 347 million in the 4Q15 and a positive amount of R$ 625 million in the 4Q16, an effect of the improvement of the results of projects where Eletrobras has participation, highlighting the reversal of the provision for exclusive responsibility and transmission system use charges - EUST, performed by SPE ESBR Participações (SHU Jirau).

Financial Result

- The Net Financial Result decreased from a net expense of R$ 1,686 million in the 4Q15 to a net expense of R$ 1,863 million in the 4Q16. This variation is mainly due to the net monetary adjustment account, which increased from a revenue of R $ 1.592 million in 4Q15 to an expense of R $ 1,648 million in 4Q16, mainly influenced by the accounting for monetary restatement of loans Reserve requirements in the amount of R $ 1,068 million.

I.2 Energy Sales

I.2.1 Energy Sold in 2016 - Generation Companies - TWh

Eletrobras sold, in 2016,  162,1 TWh, compared to 158,2 TWh traded in the same period last year, representing an increase by 2,5%.

(1) Plants modernized by Law 12.783 / 13 - quotas (2) (2) Plants under operation regime: ACR Sales and ACL

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

I.2.2 Energy Sold in 2016 – Distribution Companies - TWh

Eletrobras Distribution Companies sold, in 2016, 29,0 TWh of energy, compared to 29,8 TWh traded in the same period last year – a decrease of 2,4%.

* CELG -D was privatized on November 30, 2016, however, the share purchase agreement was only signed in February 2017 being, CELG-D, consolidated by Eletrobras on December 31, 2016.

** It takes into account only the captive market and supply.

I.3 impairments and Onerous Contracts

	Accumulated
impairment	2016	2015	2016	4Q16 *	3Q16	3Q16	1Q16
Generation	11.557	8.804	2.973	46	300	2.414	-7
Angra 3	8.949	6.064	2.885	313	158	2.414	0
Samuel	519	418	101	101	0	0	0
Simplício	2.308	2.322	-14	-151	144	0	-7
Batalha	4.093	1.307	2.786	2.889	-37	-66	0
Other	297	518	-221	-221	0	0	0
Transmission	15.969	10.629	5.537	2.713	263	2.348	-7
Distribution	11.557	8.804	2.973	46	300	2.414	-7
Total	8.949	6.064	2.885	313	158	2.414	0

*The impairment reversals that occurred in the 4Q16 regarding Angra 3 and Simplicio were reclassified as operating expenses, due to the results of the independent investigation.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

		R$ million
Onerous contracts	Consolidated balance			Moving in 2016 *
	2016	2015	4Q16	3Q16	2Q16	1Q16
Transmission
Contract 062/2001	0	729	-556	-58	-57	-58
TL Camaçari IV - Sapeaçu	115	99	20	-1	-6	2
Other	52	67	9	-7	-24	6
	166	896	-527	-66	-87	-50
Generation
Camaçari	0	80	-67	-13	-4	4
Funil	63	84	-14	-2	-2	-2
Coaracy Nunes	371	228	142	0	0	0
Marimbondo	236	80	168	-4	-4	-4
Angra 3	1,350	0	-28	-299	0	1,677
Other	487	130	366	-3	-3	-3
	2,507	602	567	-321	-13	1,672
Distribution
Intangible	1,079	60	1,019	0	0	0

TOTAL	3,753	1,558	1,061	-387	-101	1,622

* The table considers an increase by R$ 50 million from the onerous contract of Amazonas Energia intangible assets, which does not transit in the result.

I.4 Consolidated EBITDA

EBITDA	2016	2015	(%)
Net Income	3,513	-14,954	123%
+ Provision for Income Tax and Social Contrib.	8,511	710	1099%
+ Financial Results	5,929	1,699	249%
+ Amortization and Depreciation	1,844	1,843	0%
EBITDA =	19,797	-10,702	285%
ADJUSTMENTS
CELG D	-186	-31	500%
Effects of Basic Network Existing System (RBSE)	-28,601	0	-
Contingencies	291	6	4633%
Onerous contracts	211	0	-
Investigation Findings	3,994	7,084	-44%
Impairment	2,194	366	499%
ANEEL-CCC Provision	5,537	5,842	-5%
Provision / (Reversal) for losses on investments	742	0	-
Hydrological Risk	1,479	-611	342%
CTEEP Shareholdings	-451	451	-200%
Retirement Plan of Eletronuclear in 2015	-1,512	0	100%
= EBITDA MANAGEMENT	3,496	2,621	33%

I.5 Net Debt

	R$ million
Net debt	2016	2015
Financing payable excluding RGR(1)	42,590	43,441
(-) (Cash and cash equivalent + Securities)	6,425	8,432
(-) Financing Receivables excluding RGR (2)	11,299	15,353
(-) Net balance of Itaipu Financial Assets *	1,428	2,621
Net debt	23,438	17,035
* See item II.2 "a.1".

1. Excluded from the gross debt: financing granted with funds from RGR, owed by any companies out of the Eletrobras group (R$ 1,885 million) and credits for the federalization of the Distribution Companies, pursuant to Article 21a and 21b of Law 12.783/2013 (R$ 1,355 million).

2. Receivables due to the account of RGR (1.885 million) by any Eletrobras companies were excluded.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

II.          Company Results Analysis

Eletrobras recorded, in the results of the 4Q16, a net loss in the amount of R$ 6,261 million, compared to a loss of R$ 10,327 million in the 4Q15.

Eletrobras recorded, in the result of 2016, a net income in the amount of R$ 3,426 million, compared to a net loss of R$ 14,442 million recorded in 2015.

This result 2016 was decisively influenced by: (i) Equity in the amount of R$ 20,465 million, mainly influenced by the effect of Ordinance No. 120, issued by the Ministry of Mines and Energy on April 20, 2016, which established the terms for the payment and remuneration on the Basic Network Existing System (RBSE); (ii) Unsecured liabilities in subsidiaries in the amount of R$ 12.155 million impacted, mainly by Eletronuclear subsidiaries (R$ 4,072 million), Amazonas Energia Distribution (R$ 4,968 million), Ceron (R$ 835 million) and CGTEE (R$ 1.073 million); (iii) Provisions for legal contingencies, amounting to R$ 2,420 million, mainly due to the provisions relating to judicial proceedings of compulsory loan (See note number 30 of the Financial Statements of 3Q16); and (iv) Monetary restatements in the net negative amount of R$ 2,035 million, strongly influenced by the monetary restatement of the provision for compulsory loans. The chart below shows a comparison of the results of Eletrobras holding for the nine months of 2016 and 2015.

Outcome evolution R$ million

Note: The results of each subsidiary is in the Annex.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

II.1 Eletrobras Shareholdings

In 2016, the result of Shareholdings positively impacted the Company's results in the amount of R$ 20,465 million, due to the evaluation of corporate investments, primarily due to the result of the equity of subsidiaries, mainly influenced by the effect of Ordinance No 120, issued by the Ministry of Mines and Energy on April 20th 2016, which established the terms of payment and remuneration on the Basic Network Existing System (RBSE).

In the 4Q16, the result of Shareholdings negatively impacted the Company's results in the amount of R$ 1,034 million, better than the Shareholdings in the negative amount of R$ 8,097 million recorded in the 4Q15, as follows:

				R$ million
	Parent Company Company
	4Q16	4Q15	2016	2015
Investments in subsidiaries
Equity	-1,236	-3,840	18,042	-6,438

Investments in associates
Interest on capital	6	6	6	6
Equity	195	154	2,247	402
	2,253	407	2,253	407

Other investments
Interest on capital	0	0	1	2
Dividends	16	12	102	62
Return on investments in partnerships	0,00	0	0,00	10
Capital Income – ITAIPU	5	7	85	77
Others	-18	0	-18	0
	4	20	170	152

Total	-1,034	-8,097	20,465	-5,879

II.2.  Energy Trading by the Parent Company Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU					R$ million
	1Q16	2Q16	3Q16	4Q16	2016
Energy Sales Agreement Itaipu + CCEE	2,916	2,683	2,514	2,434	10,547
Revenue from the Compensation Right	-434	-298	-194	-134	-1,060
Other	64	-33	30		60
Total revenue	2,546	2,352	2,350	2,300	9,547

Power Purchase Agreement Itaipu + CCEE	-3,230	-2,733	-2,542	-3,297	-11,803
Expenses from the Reimb. Obligation	286	196	128	104	714
Itaipu transfer	384	366	-49	744	1,445
Other	-133	-170	66		-237
Total expenses	-2,693	-2,341	-2,396	-2,450	-9,881

NOI - Transfer of Itaipu	-148	11	-47	-150	-333

RESULT OF ITAIPU (price indices)				R$ million
	1Q16	2Q16	3Q16	4Q16	2016
Revenue from the Compensation Right	-434	-298	-194	-134	-1,060
+ Foreign Exchange Rate Result	-529	-492	48	16	-957
Result Compensation Right (RD)	-963	-790	-146	-118	-2,017
- Expenses from the Reimb. Obligation	-286	-196	-128	-104	-714
+ Foreign Exchange Rate Result	-349	-324	32	11	-630
Result from Reimb. Obligation (RO)	-635	-520	-96	-93	-1,344
Balance: RD - RO	-328	-269	-50	-26	-673

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

a.1 Financial Asset Itaipu Binacional

(See Note 17.1.1 Financial Statements of 2ITR / 2016)

Pursuant to Law 11,480 / 2007, as of 2007, the adjustment factor, calculated based on the US Commercial Price and Industrial goods indices, of the financing agreements entered into between Eletrobras and Itaipu Binacional and of the loan assignment agreements entered into With the National Treasury, and the Company is assured the full maintenance of its receipts flow.

As a result, Decree 6,265, dated November 22, 2007, was issued regulating the sale of Itaipu Binacional's electricity, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to An annual adjustment factor taken out of financing, included annually, as of 2008, on the transfer rate practiced by the Company, preserving the flow of receivables resources originally established in the financing agreements.

The amounts referring to the annual adjustment factor are defined annually through an interministerial ordinance of the Ministries of Finance and of Mines and Energy and will be made through their inclusion in the transfer rate to be practiced until 2023.

The balance resulting from the Itaipu Binacional adjustment factor, included under the heading Financial Assets, presented in Non-current Assets, amounted to R$ 3,161 million on September 30, 2016, equivalent to US$ 969 million (R$ 5,976 million on December 31, 2016). December of 2015, equivalent to US $ 1,530 million), of which R$ 2,706 million, equivalent to US$ 830 million, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury , in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered as a discount in the calculation of the Net Debt.

II.3 Financial Results

In 2016, the Financial Result negatively impacted the result of the Company by R$ 855 million, worse than the positive financial result of R$ 3,924 million in 2015. This variation is mainly explained by the lower result of the exchange rate applicable to the financing receivable from Itaipu in dollars and the impact of monetary adjustment relative to compulsory loans, amounting to R$ 3,067 million.

In the 4Q16, the Financial Result negatively impacted the result of the Company by R$ 323 million, as follows:

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

FINANCIAL RESULT R$ million
	4Q16	4Q15	2016	2015
Financial income
Interest income, commissions and fees	922	835	3,480	3,008
Income from financial investments	191	163	744	592
Moratorium on electricity	7	178	35	425
Restatement	-865	334	1,040	1,251
Exchange rate variation	-19	8	-500	1,295
Other financial income	70	33	157	118

Financial expenses
Debt charges	-546	-668	-2,306	-2,448
Lease charges	0	0	0	0
Charges on shareholders' funds	-88	-7	-185	-27
Other financial expenses	5	-69	-3,320	-289
	-323	806	-855	3,924

The main indexes of financial contracts and transfers presented the following variations in the periods:

Evolution of the IGP-M and the dollar (%)

	1Q16	3Q16	4Q16	2016
Dollar	-8,86%	-9,81%	1,13%	-17,80%
IGPM	2,97%	2,86%	0,53%	6,48%

	1Q15	2Q15	4Q15	2015
Dollar	20,77%	-3,29%	28,05%	49,57%
IGPM	2,02%	2,27%	1,93%	8,36%

II.4 Operating Provisions

In 2016, Operating Provisions negatively impacted Parent Company's income by R$ 14,676 million, compared to R$ 10,233 million in 2015. This variation is mainly explained by the growth of the Company's Overdraft Liability in the amount of R$ 12,155 millions.

In 4Q16, Operating Provisions negatively impacted the Parent Company's results by R$ 4,498 million, also influenced mainly by the Unrecognized Liabilities at subsidiaries, as shown below:

				R$ million
Operating provisions	Parent Company
	2016	20155	4Q16	4Q15
Guarantees	30	30	1	13
Contingencies	2,420	5,699	343	5,044
Allowance - Consumers and Resellers	0	0	0	0
Allowance for loan losses - Loans and Financing	17	16	4	4
Negative equity in subsidiaries	12,155	5,393	4,115	2,559
Onerous contracts	0	0	0	0
Losses on Investments	-99	-1,002	-99	-1,072
Impairment	-2	-2	-1	-2
Adjustment to Market Value	0	67	0	6
Other	154	32	132	203
	14,676	10,233	4,497	6,755

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

MUTATION PROVISION FOR UNCOVERED LIABILITIES - PARENT COMPANY	Balance 12/31/2015	Other comprehensive results	AFAC Capitalization	Equivalence Equity	Balance 12/31/2016

CEPISA	701.148	13.827	-	506.761	1.221.736
BOA VISTA ENERGIA	337.643	1.682	-	269.988	609.313
AMAZONAS ENERGIA	4.363.597	3.221	-	4.967.813	9.334.631
ELETROACRE	125.416	160	-	139.194	264.769
CERON	456.558	4.337	-245	835.268	1.295.918
CGTEE	1.210.508	69.277	-	1.073.102	2.352.887
ELETRONUCLEAR	351.271	84.521	-	4.072.008	4.507.800
CEAL	247.657	12.884	-8307	321.540	573.774
TOTAL PROVISION FOR UNCOVERED LIABILITIES	7.793.798	189.908	-8552	12.185.673	20.160.828

III. General information

Financing Receivable and Payable portfolio

a.    Financing and Loans Granted

The financing and loans granted are made with the Company's own resources, as well as sectorial and external resources funds raised through international development agencies, financial institutions and resulting from the issuance of bonds in the international financial market.

All financing and loans are supported by formal agreements with the borrowers. The proceeds of these values, in most cases, are provided in monthly installments, repayable in an average term of 10 years and the average interest rate, weighted by the portfolio balance, is 9,82% per year.

Financing and loans granted by the Parent Company company, with currency adjustment clause, account for about 32% of the total portfolio (42% on December 31, 2015). Financing and loans whose adjustment is based on indexes that represent the level of domestic prices in Brazil reached 68% the balance of the portfolio (58% on December 31, 2015).

The market values of these assets are close to their book values, as they are specific sector operations and formed, in part, through Sectorial Funds resources and do not find similar conditions as evalution parameter at market value.

The reduction in the balance of loans receivable in the 4Q16 is due mainly to the exchange rate calculated on the loans granted to Itaipu, due to the devaluation of the dollar compared to the real when closing prices of September 2016 and December 2015 are compared. The dollar ranged negatively about 18%.

The long-term portion of financing and loans granted, based on contractually expected cash flows, are due in variable installments, as follows:

R$ million
	2018	2019	2020	2021	2022	after 2022	Total
Parent Company Comp.	6,224	5,061	4,990	4,381	2,862	5,080	28,598
Consolidated	2,136	2,186	2,192	2,296	1,059	289	10,158

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

b.    Financing and Loans Payable

The debts are guaranteed by the Federal Government and/or by Eletrobras, are subject to charges, whose average rate in 2016 is 9.65% pa (9.40% pa in 2015), and have the following profile:

	Parent Company				Consolidated
	12.30.2016		12.31.2015		12.30.2016		12.31.2015
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	9,232	35%	11,109	37%	9,243	20%	11,122	24%
USD with Libor	2,183	8%	3,257	11%	2,552	6%	3,729	8%
EURO	204	1%	252	1%	204	0%	252	1%
YEN	92	0%	179	1%	92	0	179	0%
Other	0	0	0	0%	1	0	2	0%
Subtotal	11,710	44%	14,797	49%	12,092	27%	15,283	33%

Local currency
CDI	6,286	24%	6,516	22%	12,702	28%	11,411	25%
IPCA	0	0	0	0%	531	0%	533	1%
TJLP	0	0	0	0%	10,064	22%	6,594	14%
SELIC	1,675	6%	2,284	8%	1,675	4%	2,636	6%
Other	0	0	0	0%	1,359	3%	3,288	7%
Subtotal	7,961	30%	8,800	29%	26,332	58%	24,462	53%

Unindexed	6,648	25%	6,439	21%	7,196	16%	6,653	14%

TOTAL	26,320	100%	30,036	100%	45,620	100%	46,398	100%

* This value includes the debt of other companies out of the Eletrobras Group with RGR in the amount of R$ 1,936 million, since Eletrobras acts as manager of the RGR and has counterpart in assets.

The maturity of the long-term portion of loans and financing is scheduled as follows:

							R$ million
	2018	2019	2020	2021	2022	after 2022	Total
Parent Company	3,574	5,816	2,251	7,657	1,071	2,553	22,922
Consolid.	6,44	7,746	3,698	8,849	8,449	4623	39,787

c.     Consolidated Gross Debt

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Ratings

Agency	National Classification / Perspective	last Report
Moody's Issuer Rating	"Ba3": / Stable	03/20/2017
Moody's Senior Unsecured Debt	"Ba3": / Stable	03/20/2017
Fitch Senior Unsecured Debt Rate	"BB": / Negative	11/29/2016
Fitch LT Foreign Currency Issuer	"AA-": / Stable	11/29/2016
S & P LT Local Currency	"BB" / Negative	05/19/2016
S & P LT Foreign Currency	"BB" / Negative	05/19/2016

Eletrobras Organization Chart

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

investments

			R$ million
INVESTMENT TYPE	Budgeted*	Accomplished
	2016	2016	(%)
Generation	1,781	1,092	61%
Transmission	1,812	1,205	67%
Distribution	1,208	861	71%
Maintenance - Generation	374	201	54%
Maintenance - Transmission	453	316	70%
Maintenance - Distribution	319	275	86%
Other (Research, Infrastructure, Environmental Quality)	436	266	61%
Total Corporate	6,382	4,216	66%
Financial investments in SPEs
Generation	4,075	3,451	85%
Transmission	1,019	1,045	103%
Total SPEs	5,094	4,495	88%
Total	11,476	8,711	76%

* 2016 Budget changed pursuant to Eletrobras’ Business Plan.

Social capital

Social Capital Structure

On 31 December 2016, Eletrobras’s capital was structured as follows:

Shareh.	Common		Pref. Class A"		Pref. Class "B"		Total
	Amount	%	Amount	%	Amount	%	Amount	%
Federal Gov.	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
CEF	1,000,000	0%	0	0%	0	0%	1,000,000	0%
FGHAB	2,722,864	0%	0	0%	0	0%	2,722,864	0%
OTHER	267,006,977	25%	146,920	100%	228,481,566	86%	495,635,463	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Analysis of the Companies Shares

Shares

ELET3 – Eletrobras’ Common Shares

In the fourth quarter 2016, the common shares of Eletrobras (ELET3) appreciated by 16.97%, closing at R$ 22.81. The highest rate was R$ 25.76, recorded on November 29th, and the lowest was R$ 18.97, recorded on October 5th, considering ex-dividend values. The volume of average daily trading in the period was 7,694.74 million shares and the average daily trading volume was R$ 53.98 million.

ELET6 – Eletrobras’ Preferred Shares

In the fourth quarter 2016, the preferred shares of Eletrobras (ELET6) appreciated by 10.02%, closing at R$ 25.89. The highest rate was R$ 28.67, recorded on November 29th, and the lowest was R$ 23,75, recorded on October 4th, considering ex-dividend values. The volume of average daily trading in the period was 5,089.43 million shares and the average daily trading volume was R$ 42.69 million.

Evolution of shares traded on the BM&FBOVESPA

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

ADR programs

With the filing of the 2014 and 2015 reports 20-F with the SEC, on 10/12/2016, Eletrobras' ADRs could again be electronically traded on the NYSE.  Eletrobras' ADRs trading had been suspended on May 18th 2016. In the period when the negotiations were suspended (05/18/2016 to 10/12/2016), OTC quote prices were considered.

EBRN – Eletrobras’ Common Shares

In the fourth quarter of 2016, Eletrobras’ ADR shares appreciated by 3.00%, closing at U$ 6.86. The highest price was US$ 7.54, recorded on November 29th, and the lowest U$ 6.41, recorded on  December 20th, considering ex-dividend values and disregarding the on the counter (OTC) listing period. The volume of average daily trading in the period was 212,650 shares. The balance of corresponding ADRs to these shares at the end of the quarter was 222,513 million.

EBRB – Eletrobras’ Preferred Shares

In the fourth quarter 2016, Eletrobras’ ADRs preferred shares appreciated by 1.68%, closing at US$ 7.88. The highest price was US$ 8.67, recorded on October 31st, and the lowest was US$ 7.29, recorded on December 20th, considering ex-dividend values and disregarding the on the counter (OTC) listing period. The volume of average daily trading in the period was 68,69 thousand shares. The balance of corresponding ADRs to these shares at the end of the quarter was 132,87 million.

XELTO - Eletrobras Common Shares

In the fourth quarter 2016, the common shares of the Latibex program appreciated by 26.11%, closing at € 6.69. The highest price was € 7.14, recorded on November 28th, and the lowest was € 5.30, recorded on October 6th, considering ex-dividend values. The volume of average daily trading in the period was 3,425 thousand shares.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

XELTB – Eletrobras’ Preferred Shares

In the fourth quarter 2016, the preferred shares of the Latibex program appreciated by 12.90%, closing at € 7.66. The highest price was € 8.06, recorded on November 30th, and the lowes was € 6,785, recorded on October 7th, considering values ex-dividend. The volume of average daily trading in the period was 2,670 thousand shares.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Number of employees

Parent Company Company

By the time

Working time in the company (years)	4Q16	3Q16	2Q16	1Q16	2015
up to 5	77	100	133	172	194
6 to 10	477	477	455	391	368
11 a15	197	199	196	204	202
16 to 20	26	28	25	31	31
21 to 25	8	6	6	16	16
more than 25	197	198	199	205	205
Total	982	1,008	1,014	1,019	1,016

By venue

State Federation
	4Q16	3Q16	2Q16	1Q16
Rio de Janeiro	938	952	959	962
Sao Paulo	0	0	0	0
Paraná	0	0	0	0
Rio Grande do Sul	0	0	0	0
Brasilia	44	56	55	57
Total	982	1,008	1,014	1,019

Workforce Contracted / Outsourced

1Q16	2Q16	3Q16	4Q16
0	0	0	0

Turnover index (Holding)

4Q16
0.7%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Direct partnerships in SPEs – Parent Company Company

Generation

SPE	Power plant	Total Investment R$ million	Installed Capacity MW	Assured Energy Average MW	Energy Generated MWh
					1Q16	2Q16	3Q16	4Q16
Norte Energia SA *	HPP		11,233.1	4,571.0	0	1,100,654.40	2,615,448.00	3,762,668.20
Mangue Seco Wind 2	UEE	114.6	26	9.59	14,490,357	17,604,758	28,012,495	27,608,919
Rouar SA	EOL	US $ 101.7 MM	65.1	65.1	37,911.92	36,945,44	43,347.18	38,280.95

* 7 generating units in commercial operation totaling 1924.4 MW in commercial operation.

Power plant	Share (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia SA	15,0	PAN	Jun / 11	Apr / 16	Aug / 45
Mangue Seco Wind 2	49	RN	May / 10	Sep / 11	Jun / 32
Rouar SA	50	Uruguay -Department of Cologne	Sep / 2013	Dec / 14	20 years*

Transmission

Project	Object (From to)	Share (%)	Investment (R$ million)	Extension of lines (Km)	Voltage (KV)	Start of Operation	termination of concession
Electrical Interconnection Brazil / Uruguay *	230 kV TL 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km at 230 kV and 60 kV in 525	230 525	Jun / 16	-

Project	Object	Total Investment (R$ million) *	Transformation Capacity (MVA)	Location	Start of Operation	termination of concession
Electrical Interconnection Brazil / Uruguay *	SS 25 / 230 kV	80	672 MVA +1 R 224 MVA	RS	Jun / 16	-

*        Eletrobras owns 60.4% and Eletrosul 39.6% of the project.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Notes:

1. Operational Provision relative to the 2017 CDE Budget, approved by Homologatory Resolution No. 2,204

On February 7, 2017, ANEEL issued the Homologatory Resolution No. Homologatory Resolution of the National Electric Energy Agency - Aneel nº 2.202, of 07.02.2017, published in the Official Gazette (DOU) of 08.02.2017, which approved the Annual budget of the Energy Development Account (CDE) for the year 2017 and, thus, suspended the transfer of amounts that were foreseen in the renegotiations established by the Interministerial Ordinances MME / MF numbers 652/2014 and 372/2015.

The distributors are creditors of the Fuel Consumption Account (CCC) - especially after 2009, under the regime of Law No. 12,111, of 09.12.2009, since they are responsible for serving the public service of distribution of electricity in the Isolated System.

As of Law 12.783 / 2013, the Energy Development Account (CDE) was responsible for providing resources for the Fuel Consumption Account (CCC) expenditures. However, sufficient resources were not passed on to the distributors to cover the subsidies provided for in Law 12,111 / 2009. As a consequence, the distributors were not in a position to make payments to their suppliers, especially those responsible for supplying fuel for the isolated system's power generation.

In order to balance the debts that the Energy Development Account (CDE) had with the distributors, regulatory and structural measures were adopted, such as the issuance of Decree No. 8,370 (through which article 36, paragraphs 1 to 4 of Decree No. 4,541, dated 12.23.2002) and the Interministerial Ordinances of the Ministry of Mines and Energy and Ministry of Finance No. 652, dated 10.12.2014 and 372, dated 04.08.2015, to allow the said credits due to the distributors to be renegotiated, In a piecemeal manner and compatible with the budgetary conditions of the Energy Development Account (CDE).

Part of these credits serve as a ballast for the payment of debts with fuel suppliers that were renegotiated by the distributors in 2014 and 2015, observing the payment flow of the MME / MF Interministerial Ordinances mentioned above.

In 2014, renegotiations were concluded between the distributors and the Energy Development Account (CDE), established by the Interministerial Ordinance MME / MF number 652/2014. The agreements between the distributors and the Energy Development Account (CDE), authorized by the Interministerial Ordinance MME / MF number 372/2014, until December 31, 2016, had not yet been signed.

The budget approved by ANEEL for 2017, in addition to reducing the current expenditure forecast with the CCC / CDE, did not include part of the amounts that were subject to renegotiations established by Interministerial Ordinances numbers 652/2014 and 372/2015.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

The affected distributors filed a request for reconsideration, with suspensive effect, against Homologatory Resolution No. 2,202.

On February 24, 2017, ANEEL issued Order No. 582, not granting the suspensive effect filed by the Company's distributors, and should be reviewed by the Board of Aneel.

On March 2, 2017, the Ministry of Mines and Energy - MME published Ordinance No. 81, establishing the programming of the use of CDE resources, for the 2017 budget, for payment of an amount equivalent to the monthly installments to To be paid between the January and December 2017 competencies, relative to renegotiations concluded between the distributors and the Sectoral Fund until December 31, 2016 between the distributors and CDE / CCC, which are therefore those covered by the Interministerial Ordinance MME / MF numbers 652/2014.

On March 7, 2017, through Homologatory Resolution No. 2,204, dated March 7, 2017, ANEEL amended Homologatory Resolution No. 2,202, of February 7, 2017, which approved the annual budget of the CDE / CCC for the year of 2017, including in the current budget the portions related to the CCD.

Accordingly, the 2017 budget of the CDE / CCC Account, defined by the new Homologatory ANEEL Resolution No. 2,204, continued with the reduction of resources for current and past expenses of the CDE / CCC Account, as follows:

Benefited companies	Repactuations Interministerial Ordinance MME/MF 652/14		Repactuations Interministerial Ordinance MME/MF 372/15	Total renegotiation Glossed Plots CDE 201	Credit Termonorte II Glossed CDE 201	Current expenses 2017 Glossed
	Overdue Plot 2016	Plot 2017	Plot 2017	ANEEL Resolution 2.204/16	ANEEL Resolution 2.204/17	ANEEL Resolution 2.204/18
Amazonas Energia	555	809	1.053	1.608	-	1.113
Ceron	150	201	318	469	177	378
Eletroacre	25	27	38	62	-	9
Boa Vista Energia	10	19	42	52	-	-
Total	740	1,056	1,451	2,191	177	1,500

The Company believes that the resources that have been object of gloss by ANEEL will remain in this situation until the inspection of the reprocessing of the CCC account, between July 2009 and June 2016, is completed by Aneel.

Based on the events described above, the Company recognized a provision referring to the cost of funding to face the financial frustration of amounts that were not subject to the budget, as described below:

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

✓  overdue installments of the resources provided for in Ordinance MME / MF 652/2014 due as of December 31, 2016;

✓  2017 installments provided for in Ordinance MME / MF 372/2015 that had not yet been renegotiated with the CDE / CCC Fund; and

✓  amount referring to the current budget for 2017 that will not be received, at this moment, due to the fact that ANEEL has cut budget.

The amount of the provision was calculated based on the funding costs that would be incurred by the Company if it needs to capture in the market the resources listed above that will not be reimbursed by the CCC Fund in 2017. The interest rate used as a premise in this Estimate was CDI (13.63%) + 5.54%

per annum.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Balance Sheet

R$ thousand

Assets	Parent Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
Current
Cash and cash equivalents	194,106	691,719	679,668	1,393,973
Restricted cash	1,681,346	647,433	1,681,346	647,433
Marketable securities	4,288,141	3,454,526	5,497,978	6,842,774
Customers	355,031	379,214	4,402,278	4,137,501
Financial assets - Concessions and Itaipu	0	371,007	2,337,513	965,212
Loans and financing	6,783,913	6,820,948	3,025,938	3,187,226
Fuel Consumption Account - CCC	195,966	195,966	195,966	195,966
Equity Pay	618,566	255,468	318,455	309,360
Taxes to recover	674,241	373,962	1,085,520	716,651
Income tax and social contribution	769,541	928,743	1,086,367	1,475,598
Reimbursement rights	74,527	0	1,657,962	2,265,242
Warehouse	280	360	540,895	631,669
Nuclear fuel stock	0	0	455,737	402,453
Indemnities - Law 12.783 / 2013	0	0	0	0
Derivative financial instruments	0	0	127,808	21,307
Hydrological risk	0	0	109,535	195,830
Assets held for sale	0	0	4,406,213	4,623,785
Other	1,136,336	239,811	1,663,473	1,425,416
TOTAL CURRENT ASSETS	16,771,994	14,359,157	29,272,652	29,437,396

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	7,507,024	8,238,140
Loans and financing	28,597,843	30,277,797	10,158,306	14,400,394
Customers	76,441	125,383	2,079,025	1,833,457
Marketable securities	245,296	191,763	247,235	194,990
Nuclear fuel stock	0	0	675,269	578,425
Taxes to recover	0	0	1,705,414	2,623,186
Income tax and social contribution	1,488,158	1,645,382	2,327,866	3,067,591
Escrow deposits	2,896,676	2,204,685	6,259,272	5,079,707
Fuel Consumption Account - CCC	6,919	13,331	6,919	13,331
Financial assets - Concessions and Itaipu	2,412,933	3,078,559	52,749,546	28,416,433
Derivative financial instruments	0	0	100,965	25,004
Advances for future capital increase	1,255,184	189,493	1,617,916	1,215,532
Hydrological risk	0	0	457,677	598,161
FUNAC refund	0	0	0	0
Other	2,071,258	2,116,312	1,228,145	1,487,335
	39,050,708	39,842,705	87,120,579	67,771,686
INVESTMENTS	60,590,777	40,813,087	26,531,534	21,954,530
PROPERTY	194,402	148,246	26,812,925	29,546,645
INTANGIBLE	0	0	761,739	935,151
TOTAL NON-CURRENT ASSETS	99,835,887	80,804,038	141,226,777	120,208,012
TOTAL ASSETS	116,607,881	95,163,195	170,499,429	149,645,408

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
CURRENT
Loans and financing	3,397,485	2,572,745	5,833,547	4,224,448
Debentures	0	0	12,442	357,226
Financial liabilities	0	0	0	0
Compulsory loan	48,193	57,630	48,193	57,630
Suppliers	440,976	416,126	9,659,301	10,128,507
Advances from customers	560,277	593,404	620,781	648,236
Taxes payable	41,554	280,637	1,336,089	1,556,578
Income tax and social contribution	486,605	196,000	606,848	581,344
Remuneration to shareholders	0	0	1,093,678	9,073
Financial liabilities - Concessions and Itaipu	458,302	42,478	462,891	84,076
Estimated liabilities	1,212,017	0	0	0
Reimbursement Obligations	106,879	109,497	1,188,149	1,018,788
Post-employment benefits	992,727	299,632	1,167,503	396,208
Provisions for contingencies	29,632	22,557	107,571	114,861
Regulatory charges	756,811	543,345	1,083,475	590,725
Lease	0	0	647,201	695,400
Grants payable - Use of public goods	0	0	136,662	132,972
Derivative financial instruments	6,614	18,860	6,946	20,608
Liabilities associated with assets held for sale	391,550	412,225	5,175,013	5,575,009
Other	800,727	123,133	1,952,220	1,907,954
TOTAL CURRENT LIABILITIES	9,730,349	5,688,269	31,138,510	28,099,643

NON-CURRENT
Loans and financing	22,922,041	27,463,707	39,786,881	42,173,812
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,782,820	9,449,421
Debentures	0	0	188,933	205,248
Advances from customers	0	0	592,215	659,082
Compulsory loan	460,940	466,005	460,940	466,005
Obligation for asset retirement	0	0	1,402,470	1,201,186
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	482,179	452,948	482,179	452,948
Provisions for contingencies	13,674,073	8,901,900	19,645,954	13,556,129
Post-employment benefits	394,035	252,966	2,368,077	1,858,824
Provision for unsecured liabilities	20,160,828	7,793,798	311,010	257,907
Onerous contracts	0	0	2,659,305	1,549,412
indemnification obligations	0	0	1,516,313	2,483,378
Lease	0	0	1,032,842	1,119,183
Grants payable - Use of public goods	0	0	63,337	59,644
Advances for future capital increase	3,310,409	219,294	3,310,409	219,294
Derivative financial instruments	0	0	43,685	78,521
Regulatory charges	0	0	615,253	462,195
Taxes payable	2,222	181,991	1,059,880	900,309
Income tax and social contribution	320,560	733,289	8,305,606	1,003,796
Other	946,775	917,014	1,667,883	1,650,249
TOTAL NON-CURRENT LIABILITIES	62,674,062	47,382,912	95,295,992	79,806,543

NET WORTH
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	26,048,342	13,867,170	26,048,342
Revenue reserves	3,018,682	0	3,018,682	0
Equity valuation adjustments	33,261	39,452	33,261	39,452
Profits (losses)	0	-12,181,172	0	-12,181,172
Accumulated other comprehensive income	-4,004,625	-3,113,481	-4,004,625	-3,113,481
Amounts recognized in OCI classified as held for sale	-16,349	-6,458	-16,349	-6,458
Non-controlling shareholders	0	0	-138,543	-352,792
TOTAL SHAREHOLDERS' EQUITY	44,203,470	42,092,014	44,064,927	41,739,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	116,607,881	95,163,195	170,499,429	149,645,408

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Income Statement

 R$ thousand

	Parent Company		Consolidated
	12.31.16	12.31.15	12.31.16	12.31.15
NET OPERATING REVENUE	3,449,345	2,497,392	60,748,853	32,588,838
Operating costs
Energy purchased for resale	-3,814,019	-2,869,832	-11,264,044	-10,766,227
Charges on use of electric network	0	0	-1,805,434	-1,737,959
Construction	0	0	-2,381,630	-3,237,537
Fuel for electricity production	0	0	-759,826	-1,249,836
	-3,814,019	-2,869,832	-16,210,934	-16,991,559
GROSS REVENUE
Operating expenses
Personnel, Materials and Services	-856,008	-520,505	-10,363,211	-9,495,417
Remuneration and compensation	0	0	-362,702	-348,874
Depreciation	-5,132	-5,368	-1,558,387	-1,417,856
Amortization	0	0	-285,398	-424,744
Donations and contributions	-158,453	-167,659	-219,417	-215,116
Operating Provisions /Reversals	-14,676,085	-10,232,634	-14,723,995	-14,639,285
Investigation Findings	0	0	-211,123	0
Other	-96,328	-538,531	-1,974,327	-2,131,954
	-15,792,006	-11,464,697	-29,698,560	-28,673,246
OPERATING INCOME BEFORE FINANCIAL RESULT	-16,156,680	-11,837,137	14,839,359	-13,075,967
Financial result
Financial income
Income from interest, commissions and fees	3,479,762	3,007,812	1,154,010	1,128,406
Income from financial investments	744,320	591,799	1,086,578	1,122,643
Moratorium on electricity	35,148	425,158	320,836	709,404
Restatement Assets	1,048,177	1,265,430	2,549,290	3,765,236
Current foreign currency exchange rate variations	4,698,251	10,019,982	4,985,602	10,251,948
Payment of indemnities - Law 12.783 / 13	0	0	0	115,407
Regulatory asset update	0	0	231,107	229,608
Gains on derivatives	0	0	218,714	0
Other financial income	156,551	118,341	677,253	629,589
Financial expenses
Debt charges	-2,306,205	-2,448,285	-6,375,836	-6,340,459
Lease charges	0	0	-303,381	-273,391
Charges on shareholders' funds	-184,935	-27,250	-200,857	-40,511
Noncurrent Restatement	-3,083,091	-14,887	-4,149,223	-1,362,380
Noncurrent foreign currency exchange rate variations	-5,197,846	-8,724,960	-4,848,040	-10,219,318
Regulatory liability update	0	0	-174,485	-130,502
Losses on derivatives	0	0	0	-221,666
Other financial expenses	-245,381	-288,950	-1,100,879	-1,063,039
	-855,249	3,924,190	-5,929,311	-1,699,025
INCOME BEFORE EQUITY	-17,011,929	-7,912,947	8,910,048	-14,774,992
RESULTS OF EQUITY	20,464,607	-5,879,344	3,114,047	531,446
OPERATING INCOME BEFORE TAXES	3,452,678	-13,792,291	12,024,095	-14,243,546
Current Income tax and social contribution	-486,605	-169,455	-619,044	-546,812
Deferred Income Tax and Social Contribution	459,826	-479,861	-7,891,775	-163,300
NET LOSS FOR THE PERIOD	3,425,899	-14,441,607	3,513,276	-14,953,658
SHARE ATTRIBUTED TO CONTROLLING	3,425,899	-14,441,607	3,425,899	-14,441,607
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	87,377	-512,051
NET LOSS PER SHARE	2,53	-10,68	2,53	-10,68

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

Marketletter 4Q16

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	12.31.16	09.30.15	12.31.16	09.30.15
Operating Activities
Income before income tax and social contribution	3,452,678	-13,792,291	12,024,095	-14,243,546
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	5,132	5,368	1,843,785	1,842,600
Net monetary variations	2,034,915	-1,250,543	1,599,915	-914,656
Net foreign exchange rate variations	499,594	-402,289	-137,562	863,808
Financial charges	-1,393,977	-812,876	5,525,207	2,001,687
Financial asset revenue	0	0	-29,406,261	-838,087
Equity income	-20,464,607	5,879,344	-3,114,047	-531,446
Provision (reversal) for capital deficiency	12,155,108	5,392,577	0	0
Provision (reversal) for doubtful accounts	17,290	15,755	351,673	658,679
Provision (reversal) for contingencies	2,419,819	5,698,790	3,994,158	7,073,623
Provision (reversal) for the impairment of assets	-1,852	-1,852	5,537,060	5,842,473
Provision (reversal) for onerous contract	0	0	2,194,498	366,477
Provision (reversal) for losses on investments	-26,834	-1,001,986	1,479,088	-610,746
ANEEL-CCC Provision	0	0	741,623	0
Provision (reversal) for hydrological risk - GSF	0	0	-451,340	451,340
RGR Charges	220,420	253,348	220,420	253,348
Adjustment to present value / market value	-57,664	78,107	28,864	157,066
Minority interest in results	0	0	-132,389	775,835
Charges on shareholders' funds	184,935	27,250	200,857	40,511
Financial instruments - derivatives	0	0	-218,714	221,666
Other	302,214	382,486	943,352	333,761
	-4,105,507	14,263,479	-8,799,813	17,987,939
(Increases) / decreases in operating assets
Customers	0	0	-583,469	130,905
Marketable securities	-887,148	-2,823,260	1,292,551	-2,886,138
Reimbursement rights	-700,581	0	1,338,396	-700,320
Warehouse	80	438	90,774	-119,055
Nuclear fuel stock	0	0	-150,128	20,930
Financial assets - Itaipu and public service concessions	1,036,633	1,886,785	1,036,633	1,886,785
Assets held for sale	0	0	217,572	-4,623,785
Hydrological risk	0	0	226,779	-342,651
Other	20,551	220,854	215,588	357,948
	-530,465	-715,183	3,684,696	-6,275,381
Increase / (decrease) in operating liabilities
Suppliers	4,363	21,022	-156,294	3,094,034
Advances from customers	0	0	-61,195	-57,349
Lease	0	0	-82,651	-74,506
Estimated liabilities	-2,618	13,390	80,116	-165,866
indemnification obligations	700,582	0	-888,864	2,491
Sectorial charges	0	0	104,859	-382,423
Liabilities associated with assets held for sale	-20,675	412,225	-399,996	5,575,009
Other	-12,470	570,649	71,559	1,152,395
	669,182	1,017,286	1,332,466	9,143,785

Cash from operating activities	-514,112	773,291	5,576,512	6,612,797

Payment of financial charges	-2,056,052	-1,824,581	-3,766,612	-2,805,404
Payment of RGR charges	-138,869	-952,355	-138,869	-952,355
Permitted annual revenue receipts (financial asset)	0	0	1,226,501	965,764
Financial asset indemnities received	0	0	0	4,027,661
Financial charges received	1,898,916	2,015,719	1,122,490	1,113,278
income tax payment and social contribution	-302,441	-270,922	-1,229,862	-610,223
investment compensation received in corporate participations	372,836	708,614	694,003	412,874
Pension payment	-37,381	-9,023	-229,766	-201,469
Payment of legal contingencies	-509,488	-663,071	-739,361	-904,505
Judicial deposits	-221,924	-113,569	-626,298	-677,944

Net cash from operating activities	-1,508,515	-335,897	1,888,738	6,980,474

Financing activities

Loans and financing obtained	169,670	2,179,371	3,638,561	7,543,513
Payment of loans and financing - Main	-2,619,108	-3,165,385	-4,543,612	-5,381,995
Payment of compensation to shareholders	-1,792	-19,937	-5,790	-23,056
Tax refinancing and contributions payments - main	0	0	-132,879	-117,058
Advance from receipt for future capital increase	2,906,180	0	2,906,180	0
RGR resource for ransfer	1,007,112	0	1,007,112	0
Other	0	0	1,191	-2,431
Net cash from financing activities	1,462,062	-1,005,951	2,870,763	2,018,973
Investing activities
Lending and financing	-2,594,270	-1,440,381	-242,154	-751,524
Receipt of loans and financing	3,679,863	3,735,678	2,398,790	2,539,101
Acquisition of fixed assets	-4,869	-24,094	-1,691,089	-4,139,891
Acquisition of intangible assets	0	0	-79,076	-384,307
Acquisition of concession assets	0	0	-1,910,773	-3,153,701
Acquisition / capital investment in equity	-581,294	-312,310	-3,272,685	-2,433,066
Advance concession for future capital increase	-950,590	-13,520	-622,688	-737,631
Other	0	0	-54,131	48,467
Net cash from investing activities	-451,160	1,945,373	-5,473,806	-9,012,552

Increase (decrease) in cash and cash equivalents	-497,613	603,525	-714,305	-13,105

Cash and cash equivalents at beginning of year	691,719	88,194	1,393,973	1,407,078
Cash and cash equivalents at end of year	194,106	691,719	679,668	1,393,973
	-497,613	603,525	-714,305	-13,105

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.